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                               September 23, 2021

       Andrew D. Sandifer
       Executive Vice President and Chief Financial Officer
       FMC Corporation
       2929 Walnut Street
       Philadelphia, PA 19104

                                                        Re: FMC Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Form 10-Q for the
quarterly period ended June 30, 2021
                                                            File No. 001-02376

       Dear Mr. Sandifer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the quarterly period ended June 30, 2021

       Note 11: Debt, page 20

   1. We note the disclosure of the fourth amendment to the credit agreement entered into on
                                                        May 26, 2021, which
appears to have been entered into primarily to extend
                                                        the termination date of
the revolving credit facility to May 26, 2026. Given the remaining availability under the
credit facility of $598.0 million at June 30, 2021 and that your debt maturities within one
year are $1.19 billion, please tell us and confirm that in future filings you will more clearly
disclose your plan for satisfying your debt obligations with your current and expected
sources of liquidity. In this regard, based on your disclosure, it is not clear that you intend
to access the option to increase the aggregate amount of the revolving credit
commitments to $2.25 billion, which was provided for pursuant to the third amendment entered
into on May 17, 2019.

       Management's Discussion and Analysis, page 34
 Andrew D. Sandifer
FMC Corporation
September 23, 2021
Page 2
Results of Operations, page 30

2. Please tell us your consideration of disclosing a breakdown of revenue by each significant product and discussing the reason for changes in product revenue from period to period. In this regard we note on page 4 of the 10-K that Rynaxypyr and Cyazypyr actives represent over $1.8 billion in combined sales. You state in your earnings call for the second quarter
         2021 that these products represent almost 40% of your sales. Refer to
Item 303(a)(3)(i) of
         Regulation S-K.
3. You discuss on page 30 of the 10-K and page 41 of the June 30, 2021 10-Q Adjusted
         EBITDA (Non-GAAP) without a similar discussion of the most comparable GAAP number preceding the discussion of the Non-GAAP measure. Please confirm you will revise the presentation throughout the filing in the future accordingly. In addition, confirm you will revise your reconciliations to start the reconciliation with the GAAP number included on your financial statements. For example, your presentation on page 35 of the
         10-K and page 45 of the June 30, 2021 10-Q appear to reconcile from the Non-GAAP measures to the GAAP number. Refer to Question 102.10 of the Compliance and
         Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Mary Mast at (202) 551-3613 with any questions.



FirstName LastNameAndrew D. Sandifer                           Sincerely,
Comapany NameFMC Corporation
                                                               Division of
Corporation Finance
September 23, 2021 Page 2                                      Office of Life
Sciences
FirstName LastName